ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

SUPPL

Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 131112		[redacted]
E-Mail	investor.relations@erstebank.at		
	Sie erhalten Transmission consists of	Seite(n) einschließl page(s) including th	

06014634

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

dlw 6/23

Datum/Date: **16.06.2006**

Pressedienst

Der Oesterreichischen Nationalbank

Vienna, June 16, 2006

EUR 450 Million Capital Injection for BAWAG P.S.K.

Austrian Banks and Insurance Companies Agree to Provide Support

The Oesterreichische Nationalbank (OeNB), the largest Austrian banks and insurance companies as well as the Austrian federal government have agreed on a support deal to ensure normal operations at BAWAG P.S.K. until the group's planned sale. Prior to this decision, several key legal issues had been clarified by the Austrian Financial Market Authority and the Federal Ministry of Finance.

Under the deal agreed upon, the four credit institutions BA-CA, Erste Bank, ÖVAG and RZB and the four insurance corporations Allianz, Generali, Uniqa and Wiener Städtische founded two corporations on Wednesday to provide support for BAWAG P.S.K. while BA-CA, Erste Bank and RZB will each contribute EUR 100 million and ÖVAG EUR 50 million in capital to one corporation, each of the four insurance companies will contribute EUR 50 million to the second corporation. BAWAG P.S.K. will hold a controlling stake of 20% in both corporations.

This arrangement enables BAWAG P.S.K. to increase its eligible capital (tier 1 capital) by EUR 450 million. As a group, BAWAG P.S.K. thus again achieves an adequate capital ratio. To limit the risk exposure for the participating banks and insurance corporations as much as possible, the funds provided may be invested exclusively in top-rated euro government bonds.

In a first move to bail out BAWAG P.S.K., the Austrian parliament approved a federal act in mid-May that provided [illegible] guarantee.

The conclusion of settlement negotiations in the U.S.A., the preparation of the balance sheet for 2005 backed by the federal government guarantee and the improved capital

situation have prepared the ground for going ahead with the sale process in a professional manner and on schedule.

The steadfast support provided for BAWAG P.S.K. by the key players of the Austrian financial market firmly attests to the determination of Austria's federal government, the Austrian Financial Market Authority and the OeNB to secure a common goal: maintaining the stability of the Austrian financial market.

ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten Transmission consists of Seite(n) einschließlich dieser. page(s) including this .

Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Dear Mr. Dudek,

unfortunately the English translation of the Austrian National Bank's release distributed by us a couple of minutes ago did contain a typing error. The four Austrian insurance companies contributed EUR 25 million each to the SPV and not EUR 50 million as mentioned in the previous release.
Please find the correct release attached.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations
A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **16.06.2006**

Pressedienst

Der Oesterreichischen Nationalbank

Vienna, June 16, 2006

EUR 450 Million Capital Injection for BAWAG P.S.K.

Austrian Banks and Insurance Companies Agree to Provide Support

The Oesterreichische Nationalbank (OeNB), the largest Austrian banks and insurance companies as well as the Austrian federal government have agreed on a support deal to ensure normal operations at BAWAG P.S.K. until the group's planned sale. Prior to this decision, several key legal issues had been clarified by the Austrian Financial Market Authority and the Federal Ministry of Finance.

Under the deal agreed upon, the four credit institutions BA-CA, Erste Bank, ÖVAG and RZB and the four insurance corporations Allianz, Generali, Uniqa and Wiener Städtische founded two corporations on Wednesday to provide support for BAWAG P.S.K. While BA-CA, Erste Bank and RZB will each contribute EUR 100 million and ÖVAG EUR 50 million in capital to one corporation, each of the four insurance companies will contribute EUR 25 million to the second corporation. BAWAG P.S.K. will hold a controlling stake of 20% in both corporations.

This arrangement enables BAWAG P.S.K. to increase its eligible capital (tier 1 capital) by EUR 450 million. As a group, BAWAG P.S.K. thus again achieves an adequate capital ratio. To limit the risk exposure for the participating banks and insurance corporations as much as possible, the funds provided may be invested exclusively in top-rated euro government bonds.

In a first move to bail out BAWAG P.S.K., the Austrian parliament approved a federal act in mid-May that provided the basis for a EUR 900 million government guarantee.

The conclusion of settlement negotiations in the U.S.A., the preparation of the balance sheet for 2005 backed by the federal government guarantee and the improved capital

Verleger, Herausgeber und Hersteller: Oesterreichische Nationalbank. Für den Inhalt verantwortlich:

situation have prepared the ground for going ahead with the sale process in a professional manner and on schedule.

The steadfast support provided for BAWAG P.S.K. by the key players of the Austrian financial market firmly attests to the determination of Austria's federal government, the Austrian Financial Market Authority and the OeNB to secure a common goal: maintaining the stability of the Austrian financial market.